UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the first quarter of 2024.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

1

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Interim Report

January - March 2024

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2024

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January–March 2024

(Compared to the period January-March 2023)

●	Net interest income Skr 770 million (3M23: Skr 633 million)

●	Operating profit Skr 216 million (3M23: Skr 420 million)

●	Net profit Skr 171 million (3M23: Skr 334 million)

●	Lending portfolio growth 0.1 percent (3M23: 3.4 percent)

●	New lending Skr 14.1 billion (3M23: Skr 13.8 billion)

●	Basic and diluted earnings per share Skr 43 (3M23: Skr 84)

●	After-tax return on equity 3.0 percent (3M23: 6.1 percent)

Equity and balances

(Compared to December 31, 2023)

●	Total capital ratio 20.8 percent (year-end 2023: 21.3 percent)

●	Total assets Skr 374.7 billion (year-end 2023: Skr 365.9 billion)

●	Total lending portfolio Skr 283.5 billion (year-end 2023: Skr 283.3 billion)

– of which sustainability classified lending Skr 45.2 billion (year-end 2023: Skr 44.6 billion)

●	Loans, outstanding and undisbursed Skr 339.8 billion (year-end 2023: Skr 338.3 billion)

●	Outstanding senior debt Skr 329.8 billion (year-end 2023: Skr 317.7 billion)

– of which green borrowings Skr 25.3 billion (year-end 2023: Skr 23.7 billion)

Interim report January–March 2024	Page 2 of 28

Strong net interest income and high levels of activity

SEK had a high level of activity during the first quarter of 2024, with many meetings with existing and potential customers. Several completed transactions within Mid Corporates demonstrate our strength and growth in this customer segment. Net interest income remained strong and, as before, SEK had good cost control. However, high credit losses negatively impacted net profit. During the quarter, we issued a USD 1 billion five-year bond as well as green bonds for a total of Skr 2 billion.

The Swedish economy has seen positive developments in 2024. Inflation is slowing, market interest rates have stabilized, and the market is beginning to price in interest rate cuts before the summer. However, the current geopolitical situation remains extremely unstable. A number of factors, including armed conflicts, escalation in the Middle East and elections around the world, are affecting the global economy.

SEK’s net profit for the first quarter of 2024 amounted to Skr 171 million (3M23: Skr 334 million). Net credit losses totaled Skr -327 million (3M23: Skr 17 million), and are primarily explained by increased provisions for expected credit losses for two individual exposures. SEK recognized a loss of Skr 113 million in the first quarter on an exposure that had previously been fully reserved. Despite the credit loss, we assess that SEK’s credit portfolio continues to be of high quality, and we see no systematic deterioration in the portfolio. Net interest income amounted to Skr 770 million, an increase of 21.6 percent year-on-year. Operational efficiency and cost control minimized cost increases. After-tax return on equity was 3.0 percent, a decrease compared to the corresponding period in 2023 (3M23: 6.1 percent) due to credit losses.

Activity levels were high, with much contact with existing as well as potential customers, and we closed several deals. The capital markets were strong, which many companies took advantage of, affecting pricing and demand for credit. Uncertainty in the operating environment continues to impact willingness to invest, which leads to project delays, making it difficult to predict when potential transactions will close.

We see strong growth in sustainability-rated lending. All of SEK’s transactions, not only the sustainability-classified ones, are made on sustainable foundations based on international guidelines where each sustainability risk is assessed and evaluated. Follow-ups are conducted throughout the entire lifespan of the transactions to ensure that the sustainability requirements of the agreements are met.

SEK successfully issued a USD 1 billion five-year bond during the first quarter of 2024. Additionally, SEK issued green bonds denominated in Swedish krona for a total of Skr 2 billion. In total, SEK has raised borrowings of Skr 17 billion with maturities of more than one year during the quarter.

SEK held its Annual General Meeting at the end of the quarter, where Carl Mellander was newly elected and welcomed to the Board. At the same time, we took the opportunity to thank departing member Anna Brandt for many years of diligent service.

SEK’s role as a long-term stable financial partner is of great importance in these uncertain times. SEK remains well capitalized and with high liquidity in order to support business and increased Swedish exports.

Magnus Montan Chief Executive Officer

Interim report January–March 2024	Page 3 of 28

SEK's markets for new lending

January-March 2024

Skr 14.1 bn
(3M23:
Skr 13.8 bn)

- Sweden 59% (3M23: 72%)
- Western Europe excl. Sweden 16% (3M23: 16%)
- Middle East and Africa 3% (3M23: 1%)
- North America 4% (3M23: 7%)
- Latin America 16% (3M23: 3%)
- Central and Eastern Europe 2% (3M23: 1%)

High levels of activity

SEK experienced high levels of activity during the first quarter of 2024 with existing and potential customers. The fact that SEK acquired several new customers during the period, all mid corporates, demonstrates SEK’s strength and growth in this customer segment. Several of them have joined via SEK’s fairly recently opened office in Malmö.

During the quarter, SEK participated in a delegation and state visit to Mexico together with approximately 30 Swedish companies and it also sponsored GigaEurope, Europe’s leading trade fair for battery value chains.

Many customers took advantage of active capital markets, which impacted pricing and demand for credits. Similar to 2023, SEK has noticed some remaining caution among customers who are affected by the current geopolitical situation and therefore delaying investment decisions.

Sweden is facing uncertain economic conditions and even if inflation is slowing, interest rates are still high. In the two most recent quarters, SEK noted an increase in confirmed credit losses and in provisions for expected credit losses. This increase was against the backdrop of a downturn in the state of the economy combined with the fact that some projects aimed to manage climate change show both delays and price increases. SEK still has a very high credit rating and stable lending portfolio.

SEK’s lending
Skr bn	Jan-Mar 2024	Jan-Mar 2023	Jan-Dec 2023
New lending to Swedish exporters[1]	5.1	5.4	29.8
New lending to exporters’ customers[2]	9.0	8.3	50.4
Total new lending	14.1	13.8	80.2
of which CIRR-loans	1.5	–	5.5
Total lending portfolio	283.5	282.7	283.3

1	Of which Skr 1.1 billion (3M23: Skr 0.9 billion; year-end 2023: Skr 1.2 billion) had not been disbursed at period end.
2	Of which Skr 1.6 billion (3M23: Skr 0.0 billion; year-end 2023: Skr 9.5 billion) had not been disbursed at period end.

Interim report January–March 2024	Page 4 of 28

SEK's markets for new borrowing

Long-term borrowing, January-March 2024

Skr 16.8 bn
(3M23:
Skr 34.3 bn)
Nordics 13% (3M23: 10%)
EMEA (excl. Nordics) 33% (3M23: 50%)
Americas 32% (3M23: 35%)
Pacific Asia 22% (3M23: 5%)

Strong demand in capital markets

Despite continued uncertainty and a worrying geopolitical situation, in the first quarter of 2024 markets focused on the fact that the majority of central banks stopped increasing interest rates. The question is now when the first interest rate cuts will be implemented and how significant they will be over time.

Strong demand in capital markets resulted in record-high order books and volumes during the first quarter. SEK successfully issued a USD 1 billion five-year bond at the start of February 2024. Additionally, SEK issued green bonds denominated in Swedish krona for a total of Skr 2 billion.

A number of smaller transactions were completed in various currencies and maturities during the quarter. In the first quarter of 2024, SEK raised borrowings of approximately Skr 17 billion with maturities of more than one year compared with approximately Skr 34 billion in the first quarter of 2023.

SEK’s borrowing
Skr bn	Jan-Mar 2024	Jan-Mar 2023	Jan-Dec 2023
New long-term borrowing	16.8	34.3	126.2
New short-term borrowing	21.3	20.5	50.1
Outstanding senior debt	329.8	345.0	317.7
Repurchase and redemption of own debt	4.1	1.4	12.4

Interim report January–March 2024	Page 5 of 28

January–March 2024

Operating profit amounted to Skr 216 million (3M23: Skr 420 million). Net profit amounted to Skr 171 million (3M23: Skr 334 million). The decrease in net profit compared to the same period in the previous year was primarily the result of higher net credit losses, offset in part by higher net interest income.

Net interest income

Net interest income amounted to Skr 770 million (3M23: Skr 633 million), representing an increase of 22 percent compared to the same period in the previous year. Higher margins in the lending portfolio together with rising interest rates in Swedish kronor contributed to higher net interest income during the period.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Mar 2024	Jan-Mar 2023	Change
Total lending portfolio	283.4	278.1	2%
Liquidity investments	63.1	81.9	-23%
Interest-bearing assets	354.4	369.7	-4%
Interest-bearing liabilities	323.8	335.6	-4%

Net results of financial transactions

Net results of financial transactions amounted to Skr -35 million (3M23: Skr -50 million). The results were primarily explained by unrealised value changes of financial instruments caused by changes in cross-currency basis spreads.

Operating expenses

Operating expenses amounted to Skr -181 million (3M23: Skr -173 million), representing an increase of 5 percent compared to the same period in the previous year. The increase is primarily due to personnel expenses that have increased by Skr 7 million. No provision was made for the individual variable remuneration program (3M23: –).

Net credit losses

Net credit losses amounted to Skr -327 million (3M23: Skr 17 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for two individual exposures in stage 3. During the first quarter of 2024 SEK had established losses amounting to Skr 113 million attributable to one exposure that had previously been fully reserved. The loss was established in connection with a restructuring process. SEK assesses that the credit quality of its lending portfolio remains high.

Loss allowances as of March 31, 2024, amounted to Skr -1,034 million compared to Skr -795 million as of December 31, 2023, of which exposures in stage 3 amounted to Skr -890 million (year-end 2023: Skr -567 million). The provision ratio amounted to 0.30 percent (year-end 2023: 0.23 percent).

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -45 million (3M23: Skr -86 million), and the effective tax rate amounted to 20.8 percent (3M23: 20.5 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 68 million (3M23: Skr 20 million). The result is mainly explained by a positive result related to changes in own credit risk due to increased credit spreads on long maturities in euro.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased by 2 percent compared to year-end 2023. An increased volume of liquidity investments drove the increase in the company’s assets.

Skr bn	March 31, 2024	December 31, 2023	Change
Total assets	374.7	365.9	2%
Liquidity investments	69.6	56.6	23%
Total lending portfolio	283.5	283.3	0%
of which sustainability classified	45.2	44.6	1%
of which CIRR-loans	102.1	101.4	1%

Liabilities and equity

As of March 31, 2024, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding, and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Interim report January–March 2024	Page 6 of 28

Capital adequacy

As of March 31, 2024, SEK’s total own funds amounted to Skr 22.4 billion (year-end 2023: Skr 22.3 billion). The total capital ratio was 20.8 percent (year-end 2023: 21.3 percent), representing a margin of 3.5 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 17.3 percent as of March 31, 2024. The corresponding Common Equity Tier 1 capital estimated requirement was 12.2 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 8.6 percentage points above the requirement. Overall, SEK is strongly capitalized.

Percent	March 31, 2024	December 31, 2023
Common Equity Tier 1 capital ratio	20.8	21.3
Tier 1 capital ratio	20.8	21.3
Total capital ratio	20.8	21.3
Leverage ratio	8.8	9.3
Liquidity coverage ratio (LCR)	509	494
Net stable funding ratio (NSFR)	136	131

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

At SEK’s annual general meeting held on March 26, 2024, after six years of service, Anna Brandt stepped down from her position as a member of the Board of Directors of SEK (the “Board”), and Carl Mellander was elected as a new member of the Board. A resolution was passed at the annual general meeting to adopt the income statement and balance sheet in the Annual and Sustainability Report 2023, and to appropriate distributable funds pursuant to the Board’s proposal.

Risk factors and
the macro environment

Various risks arise as part of SEK’s operations, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2023 and the Risk and Capital Management section in SEK’s 2023 Annual and Sustainability Report.

In the fourth quarter of 2023, Sweden’s GDP decreased 0.1 percent quarter-on-quarter. Exports decreased 0.1 percent. Unemployment amounted to 8.0 percent at the end of February 2024, which was an increase compared to the end of November 2023. The rate of inflation in February 2024 was 2.5 percent, which was a decrease from January 2024, when the rate of inflation was 3.3 percent. Food prices contributed to the continued decline in inflation, which is now slowly approaching the Riksbank’s (Sweden’s Central Bank) target of 2 percent.

The Riksbank raised the policy rate on four occasions in 2023 from 2.50 percent to 4.00 percent, but the hiking cycle has now ended. Focus has shifted to when the first interest rate cut will occur. A higher policy rate has positively impacted SEK’s net interest income.

SEK believes that there is a higher-than-normal level of risk in the financial markets that can affect the company. Russia’s war in Ukraine has a limited direct financial effect on SEK. The Company has a gross exposure of Skr 88 million to one Russian counterparty, which is 100 percent risk-covered, and no lending in Ukraine or Belarus. However, the high level of uncertainty in the financial markets may have a more long-term effect on SEK’s customers and, thereby, on SEK. The Western world has gradually escalated sanctions against Russia and continues to support Ukraine with military and protective equipment as well as provide direct economic support to Ukraine’s armed forces. The long-term humanitarian and socioeconomic effects of Russia’s war in Ukraine are expected to be extensive and the prevailing geopolitical security tension caused by the conflict could continue for a long time. The armed conflict between Israel and Hamas has also contributed to the uncertainty. Iran’s attack on Israel shows that further escalation cannot be ruled out. Furthermore, the Houthi militia’s attacks on commercial ships in the Red Sea had a negative effect on trade flows with higher freight rates and shipping delays.

SEK believes that information security threats, particularly in relation to cybersecurity, have increased and continues to be higher than before as a consequence of Sweden’s membership in NATO and support of Ukraine.

Interim report January–March 2024	Page 7 of 28

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19.3-21.3 percent and the Common Equity Tier 1 capital ratio should amount to 16.2 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of March 31, 2024.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jan-Mar 2024	Oct-Dec 2023	Jan-Mar 2023	Jan-Dec 2023
New lending	14,052	29,081	13,763	80,159
of which to Swedish exporters	5,065	7,147	5,445	29,788
of which to exporters’ customers	8,987	21,934	8,318	50,371
of which CIRR-loans	1,528	5,539	–	5,539
Total lending portfolio	283,541	283,303	282,745	283,303
of which green	31,497	31,202	27,655	31,202
of which social	1,631	1,482	1,110	1,482
of which sustainability-linked	12,053	11,926	9,241	11,926
Loans, outstanding and undisbursed	339,848	338,278	342,654	338,278

Customer growth	1%	1%	1%	3%

New long-term borrowings	16,799	6,020	34,310	126,214
New short-term borrowings	21,319	16,832	20,452	50,051
Outstanding senior debt	329,811	317,736	344,993	317,736
of which green	25,300	23,652	20,857	23,652

After-tax return on equity	3.0%	3.8%	6.1%	5.6%

Common Equity Tier 1 capital ratio	20.8%	21.3%	19.7%	21.3%
Tier 1 capital ratio	20.8%	21.3%	19.7%	21.3%
Total capital ratio	20.8%	21.3%	19.7%	21.3%
Leverage ratio	8.8%	9.3%	8.1%	9.3%
Liquidity coverage ratio (LCR)	509%	494%	355%	494%
Net stable funding ratio (NSFR)	136%	131%	118%	131%
Risk exposure amount	107,523	104,714	107,941	104,714

See definitions on page 27.

Interim report January–March 2024	Page 8 of 28

Condensed Consolidated Statement of Comprehensive Income (unaudited)

Skr mn	Note	Jan-Mar 2024	Oct-Dec 2023	Jan-Mar 2023	Jan-Dec 2023
Interest income		5,079	5,428	4,043	19,438
Interest expenses		-4,309	-4,657	-3,410	-16,543
Net interest income	2	770	771	633	2,895
Net fee and commission expense		-11	-19	-7	-51
Net results of financial transactions	3	-35	120	-50	21
Total operating income		724	872	576	2,865
Personnel expenses		-108	-108	-101	-402
Other administrative expenses		-57	-59	-56	-222
Depreciation and impairment of non-financial assets		-16	-39	-16	-88
Total operating expenses		-181	-206	-173	-712
Operating profit before credit losses		543	666	403	2,153
Net credit losses	4	-327	-392	17	-585
Operating profit		216	274	420	1,568
Tax expenses		-45	-57	-86	-324
Net profit[1]		171	217	334	1,244

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		-8	74	11	63
Tax on items to be reclassified to profit or loss		2	-15	-2	-13
Net items to be reclassified to profit or loss		-6	59	9	50
Items not to be reclassified to profit or loss
Own credit risk		75	-30	9	-23
Revaluation of defined benefit plans		1	-4	0	-6
Tax on items not to be reclassified to profit or loss		-15	6	-2	6
Net items not to be reclassified to profit or loss		61	-28	7	-23

Total other comprehensive income		55	31	16	27

Total comprehensive income[1]		226	248	350	1,271

Skr
Basic and diluted earnings per share[2]		43	55	84	312

1	The entire profit is attributable to the shareholder of the Parent Company.
2	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January–March 2024	Page 9 of 28

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	March 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	5	8,797	3,482
Treasuries/government bonds	5	6,821	11,525
Other interest-bearing securities except loans	5	53,957	41,561
Loans in the form of interest-bearing securities	4, 5	49,671	51,227
Loans to credit institutions	4, 5	12,874	19,009
Loans to the public	4, 5	225,769	224,165
Derivatives	5, 6	7,850	6,432
Shares		67	–
Tangible and intangible assets		232	245
Deferred tax asset		14	13
Other assets		495	276
Prepaid expenses and accrued revenues		8,190	7,994
Total assets		374,737	365,929

Liabilities and equity
Borrowing from credit institutions	5, 7	4,066	3,628
Debt securities issued	5, 7	325,745	314,108
Derivatives	5, 6	7,242	12,637
Other liabilities		6,514	4,272
Accrued expenses and prepaid revenues		8,320	8,387
Provisions		26	51
Total liabilities		351,913	343,083

Share capital		3,990	3,990
Reserves		-32	-87
Retained earnings		18,866	18,943
Total equity		22,824	22,846

Total liabilities and equity		374,737	365,929

Interim report January–March 2024	Page 10 of 28

Condensed Consolidated Statement of Changes in Equity (unaudited)

Skr mn	Equity	Share capital	Reserves			Retained earnings
			Hedge reserve	Own credit risk	Defined benefit plans
Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Mar 2023	334					334
Other comprehensive income Jan-Mar 2023	16		9	7	0
Total comprehensive income Jan-Mar 2023	350	–	9	7	0	334
Dividend	–					–
Closing balance of equity March 31, 2023[1]	21,925	3,990	-88	-16	6	18,033

Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Dec 2023	1,244					1,244
Other comprehensive income Jan-Dec 2023	27		50	-18	-5
Total comprehensive income Jan-Dec 2023	1,271	–	50	-18	-5	1,244
Dividend	–					–
Closing balance of equity December 31, 2023[1]	22,846	3,990	-47	-41	1	18,943

Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Mar 2024	171					171
Other comprehensive income Jan-Mar 2024	55		-6	60	1
Total comprehensive income Jan-Mar 2024	226	–	-6	60	1	171
Dividend	-248					-248
Closing balance of equity March 31, 2024[1]	22,824	3,990	-53	19	2	18,866
1 The entire equity is attributable to the shareholder of the Parent Company.

Interim report January–March 2024	Page 11 of 28

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Mar 2024	Jan-Mar 2023	Jan-Dec 2023
Operating activities
Operating profit	216	420	1,568
Adjustments for non-cash items in operating profit	157	56	1,259
Income tax paid	-134	-120	-528
Changes in assets and liabilities from operating activities	9,066	-9,493	3,545
Cash flow from operating activities	9,305	-9,137	5,844

Investing activities
Capital expenditures	-3	-9	-26
Cash flow from investing activities	-3	-9	-26

Financing activities
Change in senior debt	-2,616	16,226	-8,900
Derivatives, net	-1,511	1,336	2,868
Dividend paid	–	–	–
Payment of lease liability	-7	-7	-28
Cash flow from financing activities	-4,134	17,555	-6,060

Cash flow for the period	5,168	8,409	-242

Cash and cash equivalents at beginning of the period	3,482	4,060	4,060
Cash flow for the period	5,168	8,409	-242
Exchange-rate differences on cash and cash equivalents	147	-171	-336
Cash and cash equivalents at end of the period[1]	8,797	12,298	3,482

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January–March 2024	Page 12 of 28

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. Debt

Note 8. CIRR-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy and liquidity situation

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2023 annual financial statements included in SEK’s 2023 Annual Report on Form 20-F. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

There are no IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Interim report January–March 2024	Page 13 of 28

Note 2. Net interest income

Skr mn	Jan-Mar 2024	Oct-Dec 2023	Jan-Mar 2023	Jan-Dec 2023
Interest income
Loans to credit institutions	249	232	261	1,113
Loans to the public	2,522	2,621	1,954	9,181
Loans in the form of interest-bearing securities	628	677	514	2,448
Interest-bearing securities excluding loans in the form of interest-bearing securities	685	824	597	2,885
Derivatives	920	1,001	648	3,519
Administrative remuneration CIRR-system	65	68	61	261
Other assets	10	5	8	31
Total interest income[1]	5,079	5,428	4,043	19,438
Interest expenses
Interest expenses	-4,248	-4,596	-3,349	-16,299
Resolution fee	-26	-24	-24	-94
Risk tax	-35	-37	-37	-150
Total interest expenses	-4,309	-4,657	-3,410	-16,543
Net interest income	770	771	633	2,895
1 Interest income calculated using the effective interest method amounted to Skr 3,558 million during January-March 2024 (3M23: Skr 2,844 million).

Note 3. Net results of financial transactions

Skr mn	Jan-Mar 2024	Oct-Dec 2023	Jan-Mar 2023	Jan-Dec 2023
Derecognition of financial instruments not measured at fair value through profit or loss	2	4	2	9
Financial assets or liabilities at fair value through profit or loss	-25	164	-39	33
Financial instruments under fair-value hedge accounting	-7	-50	-13	-23
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-5	2	0	2
Total net results of financial transactions	-35	120	-50	21

Interim report January–March 2024	Page 14 of 28

Note 4. Impairments

Skr mn	Jan-Mar 2024	Oct-Dec 2023	Jan-Mar 2023	Jan-Dec 2023
Expected credit losses, stage 1	48	-44	4	-36
Expected credit losses, stage 2	40	-43	5	-40
Expected credit losses, stage 3	-415	-305	7	-513
Established losses	-113	–	–	–
Reserves applied to cover established credit losses	113	–	–	–
Recovered credit losses	0	–	1	4
Net credit losses	-327	-392	17	-585

Skr mn	March 31, 2024				December 31, 2023
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	240,927	33,685	9,948	284,560	284,060
Off-balance sheet exposures, before expected credit losses	39,949	19,275	5,400	64,624	62,446
Total, before expected credit losses	280,876	52,960	15,348	349,184	346,506
Loss allowance, loans	-109	-22	-888	-1,019	-757
Loss allowance, off-balance sheet exposures[1]	-13	0	-2	-15	-38
Total loss allowance	-122	-22	-890	-1,034	-795
Provision ratio (in percent)	0.04	0.04	5.80	0.30	0.23
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments and committed undisbursed loans, see Note 9.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	March 31, 2024				December 31, 2023
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-167	-61	-567	-795	-223
Increases due to origination and acquisition	-10	0	-2	-12	-137
Net remeasurement of loss allowance	44	0	-50	-6	15
Transfer to stage 1	0	0	–	0	0
Transfer to stage 2	1	-15	–	-14	-22
Transfer to stage 3	0	3	-368	-365	-491
Decreases due to derecognition	13	52	5	70	46
Decrease in allowance account due to write-offs	–	–	113	113	–
Exchange-rate differences[1]	-3	-1	-21	-25	17
Closing balance	-122	-22	-890	-1,034	-795
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between -0.1 and 0.5 for the various probability of default (PD) segments. The base scenarios have been weighted at between 70 and 80 percent, the downturn scenarios have been weighted at between 20 and 30 percent, and the upturn scenarios have been weighted at zero percent between the different PD-segments.

Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of March 31, 2024.

Interim report January–March 2024	Page 15 of 28

Note 5. Financial assets and liabilities at fair value

Skr mn	March 31, 2024
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	8,797	8 ,797	–
Treasuries/governments bonds	6,821	6,821	–
Other interest-bearing securities except loans	53,957	53,957	–
Loans in the form of interest-bearing securities	49,671	50,782	1,111
Loans to credit institutions	12,874	13,101	227
Loans to the public	225,769	225,014	-755
Derivatives	7,850	7,850	–
Shares	67	67	–
Total financial assets	365,806	366,389	583
Borrowing from credit institutions	4,066	4,066	–
Debt securities issued	325,745	326,045	300
Derivatives	7,242	7,242	–
Total financial liabilities	337,053	337,353	300

Skr mn	December 31, 2023
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	3,482	3,482	–
Treasuries/governments bonds	11,525	11,525	–
Other interest-bearing securities except loans	41,561	41,561	–
Loans in the form of interest-bearing securities	51,227	52,519	1,292
Loans to credit institutions	19,009	19,260	251
Loans to the public	224,165	223,759	-406
Derivatives	6,432	6,432	–
Shares	–	–	–
Total financial assets	357,401	358,538	1,137
Borrowing from credit institutions	3,628	3,628	–
Debt securities issued	314,108	313,931	-177
Derivatives	12,637	12,637	–
Total financial liabilities	330,373	330,196	-177

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F, see Note 1 (f) (vii) Principles for determination of fair value of financial instruments and (viii) Determination of fair value of certain types of financial instruments.

Interim report January–March 2024	Page 16 of 28

Financial assets in fair value hierarchy

Skr mn	Financial assets at fair value
	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	574	6,247	–	6,821
Other interest-bearing securities except loans	18,635	35,322	–	53,957
Derivatives	–	7,805	45	7,850
Shares	67	–	–	67
Total, March 31, 2024	19,276	49,374	45	68,695
Total, December 31, 2023	18,191	41,272	55	59,518

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value
	Level 1	Level 2	Level 3	Total
Debt securities issued	–	12,945	4,447	17,392
Derivatives	–	5,458	1,784	7,242
Total, March 31, 2024	–	18,403	6,231	24,634
Total, December 31, 2023	–	22,531	10,605	33,136

There were no transfers during the period (year-end 2023: transfers of Skr 11,291 million for debt securities issued and Skr -27 million for derivatives were made from level 3 to level 2).

Financial assets and liabilities at fair value in Level 3, 2024

Skr mn	January 1, 2024	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	March 31, 2024
Debt securities issued	-8,271	–	3,824	–	–	-27	-4	31	-4,447
Derivatives, net	-2,279	–	907	–	–	30	–	-397	-1,739
Net assets and liabilities	-10,550	–	4,731	–	–	3	-4	-366	-6,186

Financial assets and liabilities at fair value in Level 3, 2023

Skr mn	January 1, 2023	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2023
Debt securities issued	-26,536	-180	10,202	-1,912	11,291	-1,927	-207	998	-8,271
Derivatives, net	-4,516	–	1,416	–	-27	1,419	–	-571	-2,279
Net assets and liabilities	-31,052	-180	11,618	-1,912	11,264	-508	-207	427	-10,550

1	Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions.
The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of March 31, 2024, amounted to a Skr -7 million loss (year-end 2023: Skr -27 million loss) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Interim report January–March 2024	Page 17 of 28

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	March 31, 2024
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	-294	Correlation	0.12 – (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-,307	Correlation	0.12 – (0.12)	Option Model	-18	18
Other	-138	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-1,739				-18	18
Equity	-209	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
FX	-4,085	Correlation	0.12 – (0.12)	Option Model	18	-18
		Credit spreads	10BP – (10BP)	Discounted cash flow	19	-19
Other	-153	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-4 ,447				38	-38
Total effect on total comprehensive income					20	-20
Derivatives, net, December 31, 2023	-2,279				-22	22
Debt securities issued, December 31, 2023	-8,271				47	-47
Total effect on total comprehensive income, December 31, 2023					25	-25

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/– 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	March 31, 2024	December 31, 2023	Jan-Mar 2024	Jan-Mar 2023
CVA/DVA, net[1]	-31	-39	8	0
OCA[2]	20	-55	75	9

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Interim report January–March 2024	Page 18 of 28

Note 6. Derivatives

Derivatives by category

Skr mn	March 31, 2024			December 31, 2023
	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,728	1,113	476,317	3,918	1,720	483,545
Currency-related contracts	4,122	5,697	161,136	2,509	9,789	158,019
Equity-related contracts	–	294	365	5	1,002	3,722
Contracts related to commodities, credit risk, etc.	–	138	10,057	–	126	5,533
Total derivatives	7,850	7,242	647,875	6,432	12,637	650,819

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. Debt

Debt by category

Skr mn	March 31, 2024	December 31, 2023
Currency-related contracts	5,766	6,368
Interest rate-related contracts	323,683	307,626
Equity-related contracts	209	3,594
Contracts related to commodities, credit risk, etc.	153	148
Total debt	329,811	317,736
of which denominated in:
Skr	18,436	17,029
USD	212,008	200,222
EUR	64,327	61,325
AUD	12,134	11,934
GBP	9,646	9,304
JPY	4,458	8,139
Other currencies	8,802	9,783

The information is disclosed in accordance with FFFS 2014:21.

Note 8. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of March 31, 2024, concessionary loans outstanding amounted to Skr 185 million (year-end 2023: Skr 174 million) and operating profit for the program amounted to Skr -2 million (3M23: Skr -5 million) for the period January-March 2024. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 0 million (3M23: Skr 0 million).

Interim report January–March 2024	Page 19 of 28

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jan-Mar 2024	Oct-Dec 2023	Jan-Mar 2023	Jan-Dec 2023
Interest income	586	626	551	2,329
Interest expenses	-523	-527	-462	-1,904
Interest compensation	–	–	–	–
Exchange-rate differences	1	-2	0	1
Profit before compensation to SEK	64	97	89	426
Administrative remuneration to SEK	-65	-68	-61	-260
Operating profit CIRR-system	-1	29	28	166
Reimbursement to (–) / from (+) the State	1	-29	-28	-166

Statement of Financial Position for the CIRR-system

Skr mn	March 31, 2024	December 31, 2023
Cash and cash equivalents	0	1
Loans	102,069	101,361
Derivatives	5,320	4,334
Other assets	224	179
Prepaid expenses and accrued revenues	2,154	1,711
Total assets	109,767	107,586
Liabilities	108,194	105,642
Derivatives	199	859
Accrued expenses and prepaid revenues	1,374	1,085
Total liabilities	109,767	107,586
Commitments
Committed undisbursed loans	38,109	36,505

Note 9. Pledged assets and contingent liabilities

Skr mn	March 31, 2024	December 31, 2023
Collateral provided
Cash collateral under the security agreements for derivative contracts	4,773	11,098
Contingent liabilities[1]
Guarantee commitments	8,317	7,471
Commitments[1]
Committed undisbursed loans	56,307	54,975
1 For expected credit losses in guarantee commitments and committed undisbursed loans, see Note 4.

Interim report January–March 2024	Page 20 of 28

Note 10. Capital adequacy and liquidity situation

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12, FFFS 2008:25 and FFFS 2010:7. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F and see SEK’s 2023 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	March 31, 2024	December 31, 2023
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	20.8	21.3
Tier 1 capital ratio	20.8	21.3
Total capital ratio	20.8	21.3

1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount.
See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	March 31, 2024		December 31, 2023
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,602	8.0	8,377	8.0
of which Tier 1 requirement of 6 percent	6,451	6.0	6,283	6.0
of which minimum requirement of 4.5 percent	4,839	4.5	4,712	4.5
Pillar 2 capital requirements[3]	3,946	3.7	3,843	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	9,817	9.1	10,084	9.6
Capital buffer requirements	4,414	4.1	4,271	4.1
of which Capital conservation buffer	2,688	2.5	2,618	2.5
of which Countercyclical buffer	1,726	1.6	1,653	1.6
Pillar 2 guidance[5]	1,613	1.5	1,571	1.5
Total risk-based capital requirement including Pillar 2 guidance	18,575	17.3	18,062	17.2

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms) and amending Regulation (EU) No 648/2012).
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).
5	The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount.
The Pillar 2 guidance is not a binding requirement.

	March 31, 2024	December 31, 2023
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	246,509	232,462
Off-balance sheet exposures	9,009	8,529
Total exposure measure	255,518	240,991
Leverage ratio[2]	8.8%	9.3%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	March 31, 2024		December 31, 2023
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,666	3.0	7,230	3.0
Pillar 2 guidance[2]	384	0.2	361	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	8,050	3.2	7,591	3.2

1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 29, 2021, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January–March 2024	Page 21 of 28

Own funds – Adjusting items

Skr mn	March 31, 2024	December 31, 2023
Share capital	3,990	3,990
Retained earnings	18,378	17,403
Accumulated other comprehensive income and other reserves	225	234
Independently reviewed profit net of any foreseeable charge or dividend	162	972
Common Equity Tier 1 (CET1) capital before regulatory adjustments	22,755	22,599
Additional value adjustments due to prudent valuation[1]	-86	-85
Intangible assets	-35	-34
Fair value reserves related to gains or losses on cash flow hedges	53	47
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	8	28
Negative amounts resulting from the calculation of expected loss amounts	-214	-221
Insufficient coverage for non-performing exposures	-65	-12
Total regulatory adjustments to Common Equity Tier 1 capital	-339	-277
Total Common Equity Tier 1 capital	22,416	22,322
Total Own funds	22,416	22,322

1	During the fourth quarter of 2023, SEK switched accounting method from the core approach to the simplified approach for prudent valuation in accordance with Article 4 of the Delegated Regulation (EU) no 2016/101.

Minimum capital requirements exclusive of buffer

Skr mn	March 31, 2024			December 31, 2023
	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	4,286	4,275	342	4,219	4,206	337
Exposures in default	157	190	15	77	77	6
Total credit risk standardized method	4,443	4,465	357	4,296	4,283	343
Credit risk IRB method
Central Governments	221,920	9,827	786	211,650	9,416	753
Financial institutions[2]	39,192	8,026	642	33,236	6,580	526
Corporates[3]	145,286	76,583	6,127	144,559	76,038	6,083
Assets without counterparty	430	430	34	284	284	23
Total credit risk IRB method	406,828	94,866	7,589	389,729	92,318	7,385
Credit valuation adjustment risk	n.a.	2,247	180	n.a.	2,490	199
Foreign exchange risk	n.a.	1,484	119	n.a.	1,174	94
Commodities risk	n.a.	19	2	n.a.	7	1
Operational risk	n.a.	4,442	355	n.a.	4,442	335
Total	411,271	107,523	8,602	394,025	104,714	8,377

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 6,540 million (year-end 2023: Skr 7,127 million), Risk exposure amount of Skr 1,871 million
(year-end 2023: Skr 2,167 million) and Capital requirement of Skr 150 million (year-end 2023: Skr 173 million).
3	Of which related to specialized lending: EAD Skr 7,698 million (year-end 2023: Skr 7,315 million), Risk exposure amount of Skr 4,993 million
(year-end 2023: Skr 5,757 million) and Capital requirement of Skr 399 million (year-end 2023: Skr 461 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Interim report January–March 2024	Page 22 of 28

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of March 31, 2024, the capital requirement related to relevant exposures in Sweden was 73 percent (year-end 2023: 73 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of March 31, 2024, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.14 percentage points (year-end 2023: 0.13 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (“SREP”) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Internally assessed economic capital

Skr mn	March 31, 2024	December 31, 2023
Credit risk	7,278	7,350
Operational risk	434	434
Market risk	1,135	1,065
Other risks	180	199
Capital planning buffer	1,700	1,700
Total	10,727	10,748

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, see Note 30 to the annual financial statements included in SEK’s 2023 Annual Report on Form 20-F.

Liquidity Coverage Ratio

Skr bn, 12-month average	March 31, 2024	December 31, 2023
Total liquid assets	71.5	73.9
Net liquidity outflows[1]	16.4	16.4
Liquidity outflows	28.7	29.3
Liquidity inflows	13.4	13.9
Liquidity Coverage Ratio	574%	605%

1	Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net Stable Funding Ratio

Skr bn	March 31, 2024	December 31, 2023
Available stable funding	285.5	276.3
Requiring stable funding	210.4	210.5
Net Stable Funding Ratio	136%	131%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Liquidity reserve1

Skr bn	March 31, 2024					December 31, 2023
	Total	Skr	EUR	USD	Other	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	23.6	8.0	6.9	8.7	–	24.1	8.0	3.9	11.9	0.3
Securities issued or guaranteed by municipalities or other public entities	22.9	7.1	7.0	8.8	–	16.5	5.0	4.7	6.8	–
Covered bonds issued by other institutions	13.0	13.0	–	–	–	12.7	12.7	–	–	–
Balances with National Debt Office	2.5	2.5	–	–	–	1.0	1.0	–	–	–
Total liquidity reserve	62.0	30.6	13.9	17.5	–	54.3	26.7	8.6	18.7	0.3

1	The liquidity reserve is a part of SEK’s liquidity investments.

Information on Liquidity reserve in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–March 2024	Page 23 of 28

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	March 31, 2024		December 31, 2023		March 31, 2024		December 31, 2023		March 31, 2024		December 31, 2023
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	162.8	45.2	159.1	46.3	47.8	67.1	46.8	67.2	210.6	48.9	205.9	49.8
Regional governments	17.3	4.8	11.9	3.5	0.8	1.1	0.7	1.0	18.1	4.2	12.6	3.0
Multilateral development banks	4.3	1.2	5.0	1.4	–	–	0.0	0.0	4.3	1.0	5.0	1.2
Public Sector Entity	1.0	0.3	–	–	–	–	–	–	1.0	0.2	–	–
Financial institutions	32.4	9.0	25.8	7.5	6.9	9.7	7.5	10.8	39.3	9.1	33.3	8.1
Corporates	142.1	39.5	141.8	41.3	15.7	22.1	14.6	21.0	157.8	36.6	156.4	37.9
Equity exposures	0.1	0.0	–	–	–	–	–	–	0.1	0.0	–	–
Total	360.0	100.0	343.6	100.0	71.2	100.0	69.6	100.0	431.2	100.0	413.2	100.0

Net exposure by region and exposure class, as of March 31, 2024

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.1	–	2.9	–	188.7	16.7	2.2	210.6
Regional governments	–	–	–	–	–	18.0	–	0.1	18.1
Multilateral development banks	–	–	–	–	–	–	4.3	–	4.3
Public Sector	–	–	–	–	–	–	1.0	–	1.0
Financial institutions	0.1	–	0.0	4.4	–	18.0	16.8	–	39.3
Corporates	0.6	0.8	2.5	6.3	3.9	100.5	42.2	1.0	157.8
Equity exposures	–	–	–	–	–	0.1	–	–	0.1
Total	0.7	0.9	2.5	13.6	3.9	325.3	81.0	3.3	431.2

Net exposure by region and exposure class, as of December 31, 2023

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.2	0.5	0.5	–	180.9	21.7	2.1	205.9
Regional governments	–	–	–	–	–	11.2	1.3	0.1	12.6
Multilateral development banks	–	–	–	1.0	–	–	4.0	–	5.0
Public Sector	–	–	–	–	–	–	–	–	–
Financial institutions	0.1	–	0.1	1.8	–	18.3	13.0	–	33.3
Corporates	0.6	0.8	2.4	6.7	3.7	98.0	43.3	0.9	156.4
Equity exposures	–	–	–	–	–	–	–	–	–
Total	0.7	1.0	3.0	10.0	3.7	308.4	88.3	3.1	413.2

Interim report January–March 2024	Page 24 of 28

Net exposure to European countries, excluding Sweden

Skr bn	March 31, 2024	December 31, 2023
France	17.0	16.1
Luxembourg	12.0	12.2
United Kingdom	10.1	7.1
Germany	8.7	9.4
Denmark	8.4	6.9
Finland	6.4	11.4
Norway	4.8	5.7
Belgium	3.7	3.7
The Netherlands	3.5	0.6
Poland	2.3	2.2
Spain	2.2	2.6
Ireland	2.0	2.2
Portugal	1.0	1.3
Switzerland	0.6	0.6
Serbia	0.4	0.4
Austria	0.3	3.3
Italy	0.2	0.2
Lithuania	0.2	0.1
Estonia	0.1	0.1
Latvia	0.1	0.1
Czech Republic	0.1	0.1
Iceland	0.1	0.1
Slovakia	0.1	0.1
Total	84.3	86.5

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2023 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2023 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–March 2024	Page 25 of 28

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and result, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, April 23, 2024

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Paula da Silva	Reinhold Geijer	Hanna Lagercrantz
Director of the Board	Director of the Board	Director of the Board

Katarina Ljungqvist	Carl Mellander	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

July 16, 2024	Interim report for the period January 1, 2024 – June 30, 2024
October 22, 2024	Interim report for the period January 1, 2024 – September 30, 2024

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 23, 2024, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2023 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–March 2024	Page 26 of 28

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

* After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

* Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

* Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

* CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green loans

SEK offers green loans that promote the transition to a climate-smart and environmentally sustainable economy. Green loans are categorized under SEK’s framework for green bonds. The purpose is to stimulate green investments that are environmentally sustainable and contribute to one or more of the six environmental objectives in the EU taxonomy.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

* Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 9).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

* New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 9).

The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

* New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

* Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are categorized according to SEK’s framework for sustainable bonds. The purpose is to stimulate investments that are socially sustainable, such as in healthcare, education, basic infrastructure, or food security.

 Sustainability classified loans

Sustainability classified loans refer to green, social and sustainability-linked loans.

Sustainability-linked loans

Sustainability-linked loans consist of working capital finance that promote the borrower’s sustainability efforts, which in turn support environmental and socially sustainable economic activities and growth. SEK’s sustainability-linked loans are based on International Loan Market Association’s (LMA) Sustainability-Linked Loan Principles.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–March 2024	Page 27 of 28

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	Our vision is a sustainable world through increased Swedish exports.

SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.

SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.

SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January–March 2024	Page 28 of 28